                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             E COM VENTURES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  26830k 20 5
--------------------------------------------------------------------------------
                                (CUSIP number)

                           Rachmil and Sarita Lekach
                                296 Ocean Blvd.
                             Golden Beach, FL 33160
                                  305-935-0113
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 31, 2003
--------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

     Note: Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

1 NAME OF REPORTING PERSON
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Rachmil and Sarita Lekach
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a) [_]
  (See Instructions)                                                     (b) [x]
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS (See Instructions)

  PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEM 2(d) or 2(e)                                              [_]
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION

  United States of America
--------------------------------------------------------------------------------

    NUMBER OF            7   SOLE VOTING POWER                          199,776
      SHARES
                         -------------------------------------------------------
   BENEFICIALLY          8   SHARED VOTING POWER                           None
     OWNED BY
                         -------------------------------------------------------
       EACH              9   SOLE DISPOSITIVE POWER                     199,776
    REPORTING
                         -------------------------------------------------------
   PERSON WITH           10  SHARED DISPOSITIVE POWER                      None
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   199,776
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES (See Instructions)                                         [_]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   8.1%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)

   IN
--------------------------------------------------------------------------------

/1/ Based on a total of 2,462,237 shares of Common Stock issued as stated in the Issuer's 10-K dated February 1, 2003.

---------------------                                             -----------
CUSIP No. 848907 10 1             SCHEDULE 13D                    Page 3 of 4
---------------------                                             -----------

Item 1. Security and Issuer
        -------------------

        This statement relates to the Common Stock, $.01 par value, (the "Common Stock"), of E Com Ventures, Inc., (E Com) a Florida corporation. The principal executive office of the issuer of such securities is located at 11701 NW 101/st/ Road, Miami, FL 33178.

Item 2. Identity and Background
        -----------------------

        Rachmil and Sarita Lekach are husband and wife residing at 296 Ocean Blvd. Golden Beach, Florida 33160. Together they own and operate S&R Fragrances, Inc.

        Rachmil Lekach is a brother of Ilia Lekach, the Chief Executive Officer of E Com.

        Mr. and Mrs. Lekach are citizens of the United States.

        During the past five years, none of the reporting persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        During the past five years, none of the reporting persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

        Over the past several years Rachmil and Sarita purchased 199,776 shares of the Common Stock of E Com in the open market with their own funds.

Item 4. Purpose of Transaction
        ----------------------

        Rachmil and Sarita Lekach acquired the Common Stock in the open market for general investment purposes. They have not yet determined if they will acquire additional shares of the Issuer.

        Except as described in this Item 4, Rachmil and Sarita have no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer
        ------------------------------------

---------------------                                             -----------
CUSIP No. 848907 10 1             SCHEDULE 13D                    Page 4 of 4
---------------------                                             -----------

     (a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

                                    Aggregate Number        Percentage
          Beneficial Owner          of Shares Owned          of Class
--------------------------------------------------------------------------------
Rachmil and Sarita Lekach               199,776                8.1%
--------------------------------------------------------------------------------

     (b) The number of shares of Common Stock as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages.

     (c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by any of the Reporting Persons except for the acquisition of beneficial ownership of shares being reported on this Schedule 13D.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer
          ---------------------------

     Not applicable.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

     Not applicable.

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 June 3, 2003
                                    ---------------------------------------
                                                    (Date)

                                               /s/ Rachmil Lekach
                                    By: -----------------------------------
                                                  Rachmil Lekach

                                               /s/ Sarita Lekach
                                        -----------------------------------
                                                  Sarita Lekach

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).